5/F, Eastern Tower
689 Beijing Dong Road
Shanghai, 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1550
www.linktone.com

For Immediate Release

Linktone Board Approves Stock Repurchase Program

SHANGHAI, China, May 10, 2005 — Linktone Ltd. (Nasdaq: LTON), a leading provider of interactive entertainment products and services to consumers in China, today announced that its board of directors has approved a stock repurchase program and will implement the program upon shareholder approval at the 2005 annual general meeting of shareholders in June 2005.

Under the terms of the approved program, Linktone may repurchase up to $15.0 million worth of its issued and outstanding American Depositary Shares (ADSs) in open-market transactions on the Nasdaq National Market. The timing and dollar amount of repurchase transactions will be determined by the board depending on market conditions and will be subject to Securities and Exchange Commission (SEC) Rule 10b-18 requirements. Purchases during “blackout periods” under the company’s insider trading policy will be effected pursuant to Rule 10b5-1. Linktone plans to fund repurchases made under this program from available working capital. As of December 31, 2004, Linktone had 27,253,156 ADSs outstanding.

“The stock repurchase program announced today underscores our confidence in Linktone’s prospects for continued growth and success, and further demonstrates our commitment to building value for Linktone shareholders,” said Raymond Yang, chief executive officer. “We believe that the program will provide a sound investment option for Linktone, while continuing to allow for the successful expansion of our business, both organically and through mergers and acquisitions.”

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. Through in-house development and alliances with international and local branded content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community.

Safe Harbor: Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will be unable to compete effectively in the wireless value-added services market in China; the

A Leading Provider of Interactive Entertainment Products and Services to Consumers in China

5/F, Eastern Tower
689 Beijing Dong Road
Shanghai, 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1550
www.linktone.com

difficulties inherent in developing from a company focused on wireless value-added services to a provider of more diverse interactive entertainment products and services; uncertainty regarding Linktone’s ability to attract and retain qualified personnel at all levels, particularly senior management; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; the risk that operating expenses could fluctuate for unanticipated reasons in future periods; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

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Investor Relations
Lily Jiang
Linktone Ltd.
Tel: 86-21-6361-1583
ir@linktone.com

A Leading Provider of Interactive Entertainment Products and Services to Consumers in China